ETF SERIES SOLUTIONS
615 East Michigan Street | Milwaukee, Wisconsin 53202

June 12, 2019

VIA EDGAR TRANSMISSION

Ms. Samantha Brutlag
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:
ETF Series Solutions (the “Trust”)
Aptus Collared Income Opportunity ETF (the “Fund”)
File Nos. 333-179562 and 811-22668
Post-Effective Amendment No. 497 to Registration Statement on Form N-1A (the “Amendment”)

Dear Ms. Brutlag:
This correspondence responds to the comment the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) with respect to the Amendment and the Fund. For your convenience, the comment has been reproduced with the response following the comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
GENERAL

Comment 1.
Please re-order the principal risks of the Fund in order of importance rather than alphabetically. Please see the transcript of a speech delivered by Dalia Blass, Director of the SEC’s Division of Investment Management, at the ICI Securities Law Developments Conference on October 25, 2018.

Response:
The Trust is not aware of any statute, rule, or written guidance from the Commission or the Staff that would require the principal risks to be disclosed in any particular order. The Trust believes that each risk disclosed in response to Item 4(b) of Form N-1A is a principal risk of the Fund and that each such risk is relevant for investors. More importantly, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across the funds.

While the Trust respectfully declines to reorder the principal risks, the following disclosure is included before the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.” As discussed with the Staff, the Trust further notes that the risk disclosure that is most unique to the Fund, the “Collared Options Strategy Risk”, already appears as the first risk disclosed. Additionally, the Trust notes that the section entitled “Principal Investment Risks” in the Fund’s summary section has been distilled down to less than two full pages, which the Trust believes makes the disclosure regarding all of the Fund’s principal risks accessible to investors, regardless of their sequence.
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If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.
Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky
Vice President and Secretary